UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-41089

Advanced Human Imaging Limited

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 23, 2021, Advanced Human Imaging Limited (the “Company”) consummated its US initial public offering (“IPO”) of 1,000,000 units (the “Units”), with each Unit consisting of (i) two American Depositary Shares (the “ADSs”), each ADS representing seven (7) ordinary shares of the Company, no par value per share (the “Ordinary Shares”), and (ii) one warrant (the “Offering Warrants”) to purchase one ADS (the ADSs issuable upon exercise of the Warrants, the “Offering Warrant ADSs”), at a price of $10.50 per Unit, generating gross proceeds to the Company of $10,500,000. The Offering Warrants will be exercisable immediately, expire three years from the date of issuance and will have an exercise price of $5.52 per ADS. The ADSs and warrants are immediately separable and will be issued separately. The Company’s Registration Statement on Form F-1 (File No. 333-259090) for the IPO, originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 26, 2021 (as amended, the “Registration Statement”) was declared effective by the Commission on November 18, 2021.

In connection with the IPO, the Company entered into the following agreements:

●	An Underwriting Agreement, dated as of November 18, 2021, by and between the Company and Maxim Group, LLC, a copy of which is attached as Exhibit 1.1 hereto and incorporated herein by reference.

●	Deposit Agreement, dated as of November 18, 2021, by and among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, a copy of which is attached as Exhibit 4.1 hereto and incorporated herein by reference.

●	Warrant Agency Agreement, dated as of November 23, 2021, by and between the Company and Computershare Limited, a copy of which is attached as Exhibit 4.2 hereto and incorporated herein by reference.

On November 18, 2021, the Company issued a press release announcing the pricing of the IPO, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 6-K.

On November 23, 2021, the Company issued a press release announcing the closing of the IPO, a copy of which is attached as Exhibit 99.2 to this Current Report on Form 6-K.

1.1	Form of Underwriting Agreement (Incorporated by reference to Exhibit 1.1 of Form F-1 filed with the Securities and Exchange Commission on November 10, 2021)
4.1

Form of Deposit Agreement among the Company, The Bank of New York Mellon, as depositary, and the holders and beneficial owners of ADSs issued thereunder, as depositary (Incorporated by reference to Exhibit 4.1 of Form F-1 filed with the Securities and Exchange Commission on August 26, 2021)

4.2	Warrant Agency Agreement, dated as of November 23, 2021, by and between the Company and Computershare Limited, as warrant agent.
99.1	Press release dated November 18, 2021.
99.2	Press release dated November 23, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HUMAN IMAGING LIMITED.

Date: November 23, 2021	By:	/s/ Vlado Bosanac
		Name:	Vlado Bosanac
		Title:	Chief Executive Officer

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